SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Argo Group International Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G0464B107
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

600 Montgomery Street, Suite 4400

San Francisco, California 94111

(415) 489-2600

with a copy to:

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,990,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,990,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,990,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,990,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,990,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,990,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,990,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,990,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,990,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on February 25, 2019 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on March 8, 2019 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on October 15, 2019 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on November 7, 2019 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on November 26, 2019 (“Amendment No. 5”) and Amendment No. 6 filed with the SEC on December 23, 2019 (“Amendment No. 6,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the “Schedule 13D”) with respect to the common shares, $1.00 par value (the “Common Shares”) of Argo Group International Holdings, Ltd., a Bermuda exempted company limited by shares (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 31, 2019, Voce Capital Management, Voce Capital, Voce Catalyst Partners LP and Voce Catalyst Partners New York LLC (collectively, “Voce”) entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which the Issuer has agreed that Carol A. McFate, previously a Voce nominee, would be appointed to the Board as soon as reasonably practicable to fill the vacancy left by the departure of Mark E. Watson III from the Board. Ms. McFate will be appointed to the Nominating and Corporate Governance Committee of the Board as well as at least one other committee of the Board. Under the Cooperation Agreement, Voce and the Issuer also agreed that no later than February 14, 2020 (i) the Board will select one additional director candidate from a list of three director candidates to be provided by Voce, with such candidates to come from the slate of nominees nominated by Voce for election at the Special Meeting, and (ii) Voce will select one additional director candidate from a list of three to five director candidates to be provided by the Issuer. The Issuer will nominate these director candidates for election to the Board at the 2020 Annual General Meeting of Shareholders and solicit proxies in favor of their election at such meeting. The appointment to the Board and nomination for election, as applicable, is subject to regulatory approval and other conditions as set forth in the Cooperation Agreement. In connection with the Cooperation Agreement, Voce has withdrawn its Requisition Notice and notice of nomination and proposals and terminated its solicitations of consents and proxies with regard to the Issuer and the Special Meeting.

The Cooperation Agreement also provides for customary standstill provisions during the term of the Cooperation Agreement, including, among other things, a restriction on purchases of Common Shares that would cause Voce to have a beneficial ownership interest at or in excess of 9.5% of the Issuer’s then-outstanding Common Shares. The Cooperation Agreement will terminate on the date that is 30 calendar days prior to the notice deadline for the submission of director candidates for election at the Company’s 2021 Annual General Meeting of Shareholders.

The Cooperation Agreement also provides that, until the Cooperation Agreement is terminated, Voce will vote its Common Shares at each general meeting of shareholders in accordance with the Issuer’s recommendations with respect to the election or removal of directors and any other proposal submitted to the shareholders at such meeting other than a proposal with respect to (i) any shareholder rights plan, (ii) any amendment to the Issuer’s Memorandum of Association or Bye-laws that adversely impacts shareholders’ rights in any material respect; (iii) any Extraordinary Transaction, (iv) any equity issuance by the Issuer and (v) any proposal where either Institutional Shareholder Services or Glass Lewis have recommended against such proposal (other than any proposals relating to director elections, director removals and other similar proposals).

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 6 of 7 Pages

The foregoing summary of the Cooperation Agreement is not complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is included hereto as Exhibit 10 and is incorporated herein by reference in its entirety.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

As a result of entering into the Cooperation Agreement, the Nomination Agreements terminated in accordance with their terms.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
10	Cooperation Agreement, dated December 31, 2019, by and among Argo Group International Holdings, Ltd., Voce Catalyst Partners LP, Voce Capital Management LLC, Voce Capital LLC and Voce Catalyst Partners New York LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 2, 2020)

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 2, 2020

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants